UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   May 30, 2006                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2006 AND 2005

                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the three months ended March 31, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


                                                     MARCH 31,     DECEMBER 31,
                                                       2006            2005
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                             1,658,068         522,327
Accounts receivable, prepaids and deposits              139,548         136,218
                                                   ------------    ------------
                                                      1,797,616         658,545

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        3,244,142       3,184,844
                                                   ------------    ------------
                                                      5,041,758       3,843,389
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 81,173         142,275

FUTURE INCOME TAX LIABILITIES                           155,685         154,881
                                                   ------------    ------------
                                                        236,858         297,156
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                                7,413,500       5,854,335

CONTRIBUTED SURPLUS                                     433,995         433,995

DEFICIT                                              (3,042,595)     (2,742,097)
                                                   ------------    ------------
                                                      4,804,900       3,546,233
                                                   ------------    ------------
                                                      5,041,758       3,843,389
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 3 and 5)


APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS      , Director
------------------------

/s/ JERRY MINNI         , Director
------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
EXPENSES

Accounting and audit                                      7,500           4,456
Advertising                                               6,542           3,090
Corporate development and investor relations             40,637          30,994
General exploration                                      68,676          13,472
Legal                                                    18,565          19,130
Management fees                                          21,375          18,375
Office and sundry                                        23,226          25,751
Professional fees                                           155           4,712
Rent                                                     24,584          14,233
Salaries                                                 84,027          64,355
Stock based compensation                                      -          52,500
Transfer agent and regulatory fees                        7,533          10,068
Travel                                                    6,945           3,079
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (309,765)       (264,215)
                                                   ------------    ------------

OTHER EXPENSE (INCOME)

Foreign exchange                                           (153)          5,779
Interest income                                          (9,114)         (5,864)
                                                   ------------    ------------
                                                          9,267              85
                                                   ------------    ------------

LOSS FOR THE PERIOD                                    (300,498)       (264,130)

DEFICIT - BEGINNING OF PERIOD                        (2,742,097)     (1,307,546)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (3,042,595)     (1,571,676)
                                                   ============    ============



BASIC AND DILUTED LOSS PER SHARE                          (0.02)          (0.02)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       17,894,476      14,579,500
                                                   ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)



                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (300,498)       (264,130)
Adjustment for item not affecting cash
     Stock based compensation                                 -          52,500
                                                   ------------    ------------
                                                       (300,498)       (211,630)
Change in non-cash working capital balances             (64,432)        (60,419)
                                                   ------------    ------------
                                                       (364,930)       (272,049)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,563,900       1,115,200
Share issuance costs                                     (4,735)        (61,751)
                                                   ------------    ------------
                                                      1,559,165       1,053,449
                                                   ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                                 (58,494)       (658,936)
Purchase of equipment                                         -          (2,913)
                                                   ------------    ------------
                                                        (58,494)       (661,849)
                                                   ------------    ------------
INCREASE IN CASH AND
     CASH EQUIVALENTS DURING THE PERIOD               1,135,741         119,551

CASH AND CASH EQUIVALENTS
     - BEGINNING OF PERIOD                              522,327       1,679,232
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF PERIOD                                  1,658,068       1,798,783
                                                   ============    ============


CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    658,068         798,783
Term deposit                                          1,000,000       1,000,000
                                                   ------------    ------------
                                                      1,658,068       1,798,783
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)




                             ARGENTINA                                PERU                                   USA
                            ----------   --------------------------------------------------------------   ----------
                                                                                                            WALKER
                                                                     CRUZ DE                                 LANE,
                              MOGOTE      ESPERANZA    KORIMARCA      MAYO         COCHA        OTHER       NEVADA        TOTAL
                                 $            $            $            $            $            $            $            $

Balance,
    beginning of period      2,270,734      563,613       32,125       61,585       27,917       46,744      182,126    3,184,844
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Expenditures during the
    period

    Acquisition costs           10,888          318            -            -        1,331       25,235            -       37,772
    Assays                           -            -            -            -          146            -           65          211
    Communications                 518            -            -            -            -            -            -          518
    Office                           -            -            -            -          902            -            -          902
    Salaries and
        contractors              1,709        2,022            -            -        6,860          685            -       11,276
    Supplies and
        equipment                    -            -            -            -          192            -            -          192
    Transportation                   -            -            -            -        1,347            -            -        1,347
    Imagery and base
        maps                         -            -            -            -            -        1,348            -        1,348
    Foreign value
        added tax                  365            -            -            -        1,290        3,273            -        4,928
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                13,480        2,340            -            -       12,068       30,541           65       58,494
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Future income tax                    -            -            -            -          236          568            -          804
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance, end of period       2,284,214      565,953       32,125      61,585        40,221       77,853      182,191    3,244,142
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========











          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)



1.       EXPLORATION STAGE COMPANY - NATURE OF OPERATIONS

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year but currently does not have sufficient working capital to fund all of its future exploration activities. The Company will continue to rely on successfully completing additional equity financing.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)



3.       MINERAL PROPERTIES AND DEFERRED COSTS


                                                  MARCH 31, 2006                           DECEMBER 31, 2005
                                    -----------------------------------------    -----------------------------------------
                                    ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                       COSTS      EXPENDITURES       TOTAL          COSTS      EXPENDITURES       TOTAL
                                         $              $              $              $              $              $

         Argentina
            Mogote Property             901,950      1,245,169      2,147,119        891,062      1,242,942      2,134,004
         Peru
            Esperanza Property          187,059        281,637        468,696        186,741        279,615        466,356
            Korimarca                    11,844         17,887         29,731         11,844         17,887         29,731
            Cruz de Mayo                 26,079         27,754         53,833         26,079         27,754         53,833
            Cocha                        11,542         23,541         35,083         10,211         14,094         24,305
            Other                        39,321         27,397         66,718         14,086         25,364         39,450
         USA
            Walker Lane, Nevada          97,010         21,238        118,248         97,010         21,173        118,183
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                      1,274,805      1,644,623      2,919,428      1,237,033      1,628,829      2,865,862
         Foreign value added tax              -        169,029        169,029              -        164,101        164,101
         Future income tax               81,838         73,847        155,685         81,270         73,611        154,881
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                      1,356,643      1,887,499      3,244,142      1,318,303      1,866,541      3,184,844
                                    ===========    ===========    ===========    ===========    ===========    ===========

         (a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

                           SHARES TO         EXPLORATION
                           BE ISSUED         EXPENDITURES      DATE
                                                 US $
                             100,000                  -        Issued in 2003
                             100,000            250,000        Issued in 2004
                             250,000            300,000        Issued in 2005
                             300,000            300,000        July 1, 2006
                             900,000            400,000        July 1, 2007
                           ---------          ---------
                           1,650,000          1,250,000
                           =========          =========

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                           The Company had also agreed to reimburse IMA for past payments made and expenditures which had been incurred by IMA on Mogote property. The Company had reimbursed IMA $197,854. The reimbursement has been included in the calculation of the minimum expenditures required of the Company.

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                                        US $              DATE

                                      1,000,000           Completed
                                      1,000,000           May 30, 2006
                                      1,000,000           May 30, 2007
                                      ---------
                                      3,000,000
                                      =========

                           The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                           See subsequent event note 8.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter return royalty. In the fourth quarter of 2005, the Chubut Properties were written off, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (75,000 shares issued). The
                  Company can earn an additional 25% interest by incurring additional exploration expenditures on the Esperanza property to take it up to the bankable feasibility stage within three years and issuing a further 260,000 shares.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (c) On May 11, 2005 the Company entered into an option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years as follows:

                                 EXPLORATION
                                EXPENDITURES       DATE
                                    US $

                                    50,000         May 11, 2006
                                   200,000         May 11, 2007
                                   500,000         May 11, 2008
                                   750,000         May 11, 2009
                                 ---------
                                 1,500,000
                                 =========

                  Subsequent to March 31, 2006, the Company did not meet the expenditure requirement of US$50,000 by May 11, 2006 due to not being able to gain access to the property. The Company is in the process of re-negotiating the terms of the agreement and gaining access to the property.


4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2004                  14,087,882       4,527,878

         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated on
              exercise of options                             -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335

         Private placement                            1,412,000         847,200
         Exercise of warrants                         1,194,500         716,700
         Less share issue costs                               -          (4,735)
                                                   ------------    ------------
         Balance, March 31, 2006                     19,205,592       7,413,500
                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL (continued)

         (a) During the three months ended March 31, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

         (b) The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV").

                  Stock options outstanding and exercisable at March 31, 2006, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND      EXERCISE
                     EXERCISABLE          PRICE            EXPIRY DATE

                        900,000           $0.60            December 12, 2008
                        454,500           $0.90            April 2, 2009
                        150,000           $0.75            March 21, 2010
                      ---------
                      1,504,500
                      =========

                  The weighted average exercise price of the outstanding stock options is $0.70. There were no stock options granted, exercised, cancelled or expired during the three months period ended March 31, 2006.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2006 and the changes for the three months ended March 31, 2006 is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        3,687,783
                  Issued                                              1,412,000
                  Exercised                                          (1,194,500)
                  Expired                                            (2,493,283)
                                                                   ------------
                  Balance, end of period                              1,412,000
                                                                   ============

                  During the three months ended March 31, 2006 the Company requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with a March 24th and March 31st, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2006 are as follows:

                    NUMBER            EXERCISE PRICE           EXPIRY DATE
                                            $

                  1,412,000                0.65                January 30, 2008
                  =========                ====

         (e) As at March 31, 2006, 1,304,793 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow, Astral Mining Corporation and Gold Point Energy Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the three months ended March 31, 2006, the Company incurred fees of $121,821 to the Grosso Group: $100,500 was paid in three monthly payments and $21,321 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the three months ended March 31, 2006, the Company paid $21,375 (2005 - $18,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On May 1, 2006 the monthly fee increased to $7,292.


6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended March 31, 2006.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


6.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                  MARCH 31, 2006
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,762,050          13,038          22,528               -       1,797,616
         Mineral properties and
             deferred costs                   -       2,284,407         777,536         182,199       3,244,142
                                   ------------    ------------    ------------    ------------    ------------
                                      1,762,050       2,297,445         800,064         182,199       5,041,758
                                   ============    ============    ============    ============    ============

                                   ----------------------------------------------------------------------------
                                                                    DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets                 572,465          54,120          31,960               -         658,545
         Mineral properties and
             deferred costs                   -       2,270,735         731,983         182,126       3,184,844
                                   ------------    ------------    ------------    ------------    ------------
                                        572,465       2,324,855         763,943         182,126       3,843,389
                                   ============    ============    ============    ============    ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company as follows:

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
         Financing activities

              Agents fees payable                             -         (23,078)
              Shares issued for payment of
                   agent's fees                               -          23,078
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============


8.       SUBSEQUENT EVENTS

         Subsequent to March 31, 2006, the Company re-negotiated the terms of its Mogote property option agreement with Golden Arrow. According to the amendment, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of May 30, 2006, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2006 and audited annual consolidated financial statements and related notes for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and US will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina and Peru. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the

Company and the Grosso Group. The Grosso Group is a private company which is equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow Resources Corporation (Golden Arrow), Astral Mining Corporation and Gold Point Energy Corp.. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

EXPLORATION PROJECTS

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan Province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1,475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

================================================================================
              TOTAL                                     (LWA)    (LWA)     (LWA)
DRILLHOLE     DEPTH      FROM        TO      INTERVAL    GOLD    SILVER   COPPER
            (metres)   (metres)   (metres)   (metres)   (g/t)    (g/t)      (%)
================================================================================

MOG-04-1      71.6        2.0       70.0       68.0      0.43     13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A    495.3        6.0      495.3      489.3      0.23      2.6     0.170
 Including              258.0      424.0      166.0      0.19      2.2     0.243
 And                    308.0      396.0       88.0      0.20      1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2     315.4        2.0      315.4      313.4      0.16      1.9     0.171
 Including              196.0      315.4      119.4      0.21      2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3     300.0        6.0      300.0      294.0      0.11      1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4     292.9        2.0      292.9      290.9      0.23      3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

================================================================================
                   TOTAL                                  (LWA)   (LWA)    (LWA)
DRILLHOLE  ZONE    DEPTH     FROM       TO     INTERVAL   GOLD    SILVER  COPPER
                 (metres)  (metres)  (metres)  (metres)   (g/t)   (g/t)     (%)
================================================================================

MOG-6      Este     250        0        250       250     0.22             0.083
including                    176        246        70     0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0        287       287     0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4        142       138     0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214        276        62     0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Falconbridge/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Barrick/Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. ("Arcturus") to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property. The property is located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 News Release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January 2005 to cover the target.

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 metres long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. The largest discrete silicified zone identified so far measures approximately 25m in a northwest direction by 50m in a northeast direction and is associated with the highest gold values detected to date. Here silicification occurs as a broad zone of silica flooding that is cored by a central zone of chalcedonic silica stockwork with an overall northeast trend. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend. A summary of the higher-grade chip samples from Zona Ventana are presented in the Table below.

         ==================================================
          SAMPLE NUMBER     LENGTH (METRES)      GOLD (PPB)
         ==================================================

                429                6                555
              90664             10 X 10             594
              90659               5.5               615
              90654                13               637
              90652              7 X 7              682
              90650               8.6               940
              90651               9.3              1140

ZONA AFUERA

Zona Afuera is located two kilometres south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 metres. Pathfinder elements at Zona Afuera range up to 1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the Esperanza Property.

In June 2005 the Company commenced a surface exploration program the first phase of which comprised a total of 23 line kilometres of pole-dipole Induced
Polarization (IP)/resistivity and ground magnetics surveying over the Zona Ventana and Zona Afuera targets carried out by Quantec Geoscience (Peru) S.A.C.. Grid lines were oriented east-west and spaced 100m apart. At Zona Ventana twelve 1km lines crossing the anomaly were surveyed, as well as a north-south tie-line. At Zona Afuera three 1.5 km lines, a single 1km line, with 100m spacing, and a north-south tie-line were surveyed.

Three large-scale geophysical features were defined by the IP/resistivity survey at Zona Ventana: 1) a north to northeast-trending, resistivity low, Anomaly 1, which underlies the western half of the survey grid and correlates with the horizontal trace of the main altered/mineralized zone at Ventana. Resistivity values within this zone range from 4.6 to 16 ohm-m. The uppermost portion of this anomaly exhibits higher resistivity; 2) a sub-horizontal resistivity high, Anomaly 2, which occurs at shallow depths over the eastern half of the grid and likely relates to the presence of largely unaltered ash flow tuffs. Resistivity values within this zone range from 46 to 200 ohm-m; and 3) a sub-horizontal, unexplained chargeability anomaly, Anomaly 3 which underlies Anomaly 2. Chargeability values within this zone range from 8.5 to 21.0 mV/V.

Detailed mapping, coupled with IP/resistivity data suggest mineralized zones at Zona Afuera are localized on the western margin of a rhyolite flow-dome complex. The data shows a flat-lying zone of high-resistivity connected to a sub-vertical high-resistivity domain located immediately east of the eastern surface gold anomaly. This pattern is characteristic of siliceous flow-dome complexes; the sub-vertical domain of high-resistivity representing the feeder-structure or dome. The area of the dome is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread at surface in the area.

Between August and November of 2005 several campaigns of surface exploration have focused on conducting further sampling, hand trenching and mapping of Zona Ventana and Zona Afuera, collecting silt samples from all drainages on the property and prospecting and sampling the large newly-staked 12,000 hectare area between the Esperanza property and the Poracota Gold Project. One significant silt anomaly of 1095 ppb gold was returned from an east-flowing creek in the northeastern portion of the property. A check analysis on the assay reject from this sample confirmed the anomaly. The area upstream from this sample site contains intense Aster silica. Re-sampling and follow-up sampling of the area is ongoing.

Work on the Esperanza project has been carried out under the supervision of Qualified Persons John A. Brophy, P.Geo. and Piotr Lutynski, M.Sc. P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Amera's Vice-President Exploration. All assays and analyses reported were completed at ALS Chemex Labs in North Vancouver, B.C.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to
14.4 g/t gold.  Two high priority  target zones have been  identified on Cruz de
Mayo: Fatima and a porphyry copper-gold zone.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.


----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.35     43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.36     12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.90     11.7      870     0.08
              including         0.2m                   24.80    143.0      838     0.52
              including         3.6m                    4.69     17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.91     25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.42     20.0    2,573     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Chip           10.0m         FZ-T6      0.35      1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.29      2.8    1,256     0.03
----------------------------------------------------------------------------------------
Fatima Zone     Chip            9.0m         FZ-T8      0.17      9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.14      1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.86     14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.43      8.0      148     0.09
----------------------------------------------------------------------------------------
Fatima Zone    Composite   1 m composite     FZ-G1      5.19     18.5    1,930     0.21
                grab           grab
----------------------------------------------------------------------------------------

CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [m]         PANEL [P]    [ppm]       [%]
--------------------------------------------------------------------------------

Central Zone         Chip             23.0          CZ-T1       0.07       0.28
Central Zone         Panel         5.0 x 5.0        CZ-P1       2.87       0.02
Central Zone         Panel         5.0 x 5.0        CZ-P2       0.01       1.81
Central Zone         Panel        10.0 x 10.0       CZ-P3       0.32       0.12
Central Zone         Panel         1.0 x 3.0        CZ-P4       0.51       0.10
Central Zone    Composite grab      over 5.0        CZ-G1       0.77       0.15
Central Zone    Composite grab      over 5.0        CZ-G2       0.39       0.15
Central Zone    Composite grab      over 5.0        CZ-G3       0.59       0.22
Central Zone    Composite grab      over 5.0        CZ-G4       0.78       0.12
--------------------------------------------------------------------------------

Subsequent to satisfactory completion of a community relations program in early 2006, soil auger geochemical surveys are planned to cover the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

Composite grab     over 30.0         G1         1.15     0.03      0.3      11
Composite grab     over 50.0         G2         0.74     0.20      0.5      11
Composite grab     over 50.0         G3         0.56     0.02      0.5       1
Composite grab      over 5.0         G4         0.39     0.17      1.4     135
Composite grab      over 5.0         G5         0.11     0.04      0.3       1
     Chip              4.0           T1         0.55     0.01      0.2       4

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Subsequent to satisfactory completion of a community relations program in early 2006 Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

FUYANI COPPER-GOLD PROPERTY, DEPARMENT OF CUSCO, PERU

Acquisition of the Fuyani copper-gold property by staking was announced on April 24, 2006. The property is located 40km north of Santo Tomas in the Department of Cusco. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt. The property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast.

Only 4 rock samples have been collected from the property to date. Selective grab samples collected from the mineralized outcrop over a 40m area returned up to 0.77% copper and 3.6 ppm silver. Two anomalous silt samples collected from the same creek draining from the central part of the Fuyani concession returned
0.122 g/t Au and 0.229g/t Au; the source of gold anomaly is unknown.

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also presence of skarn type mineralization. Amera is planning a comprehensive surface exploration program to evaluate the property and generate targets.

Analyses from Fuyani were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The preliminary work at Fuyani was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005 Amera applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formerly granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

A total of 18 rock samples have been collected from the property to date with assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Included within the 80-metre interval mentioned above were two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see Table 1). Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

--------------------------------------------------------------------------------
SAMPLE
NUMBER      LOCATION                TYPE     INTERVAL         CU           AG
                                               (m)            (%)        (g/t)
--------------------------------------------------------------------------------
246006      Discovery Outcrop       chip       10.0           1.38        26.2
246005      Discovery Outcrop       chip       10.0           0.54         7.6
246008      Discovery Outcrop       chip       10.0           0.22         1.3
246003      Discovery Outcrop       chip       10.0           0.05         0.3
246002      Discovery Outcrop       chip       10.0           0.46         3.6
246001      Discovery Outcrop       chip       10.0           0.06         0.4
246200      Discovery Outcrop       chip       10.0           2.69        24.4
246241      2.4km SSW of D.O.(*)    chip        0.7           2.89        99.2
246242      1.6km SSW of D.O.(*)    chip        0.3           1.65         1.5
--------------------------------------------------------------------------------
(*)  D.O. equals Discovery Outcrop

The area surrounding the discovery outcrop is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. A total of 117 soil samples were collected at 25m intervals along lines spaced approximately 100m apart. A 1.25km long and up to 500m wide northwest-oriented copper-silver soil anomaly is centred on the discovery outcrop. Soil values range from 5 to 1,910 ppm copper (0.19 % copper) and from <0.2 to 4.7 g/t silver; the anomaly is open along strike in both directions and to the north (see map on Amera website).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Due to the high quality copper-silver target that has been identified by the preliminary exploration work on the Cocha property, permitting has commenced to extend road access to the main showing area and to conduct a preliminary trenching and drilling program as soon as possible. Meanwhile, further expansion of the soil grid, detailed rock sampling and geological mapping will be carried out to identify additional targets on the property.

Analyses for the samples for Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101, and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN, PERU

On May 8, 2006 the Company announced that it had been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. Amera holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

Amera is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to evaluate the Mitu property and delineate targets for more advanced exploration.

Analyses for the samples from Mitu were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work on Mitu was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. Technical information from the property was also reviewed by Dr. David
A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada, which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property hosts a gold-silver epithermal system that contains anomalous gold values on surface and one sample grading 41.0 grams per tonne (g/t) gold (1.2 oz/ton). The Hills property hosts a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

ROY PROPERTY

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the

Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometres northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is planning a Phase I RC drill program to test a number of targets on both the Roy and Hills properties during 2006 and has received a permit to carry out the work.

The Company holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K. Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs in North Vancouver, B.C.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------------------------------------------------------------------------------------
                               2006                             2005                                         2004
                            ----------   -------------------------------------------------   ------------------------------------

                              MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (300,498)    (574,417)    (378,642)    (217,362)    (264,130)    (189,257)    (185,845)    (329,308)
Net Loss per Common Share
     Basic and Diluted           (0.02)       (0.03)       (0.02)       (0.01)       (0.02)       (0.02)       (0.01)       (0.02)

                            ----------   -------------------------------------------------   ------------------------------------

SUMMARY OF FINANCIAL RESULTS

For the three months ended March 31, 2006, the Company reported a consolidated loss of $300,498 ($0.02 per share), an increase of $36,368 from the loss of $264,130 ($0.02 per share) for the three months ended March 31, 2005. The increase in the loss in 2006 period, compared to the 2005 amount, was due to a number of factors of which $45,550 can be attributed to increases in operating expenses offset with $9,182 decrease in other items.

RESULTS OF OPERATIONS

The Company's operating expenses for the three months ended March 31, 2006, were $309,765 an increase of $45,550 from $264,215 in the 2005 period.

In the 2005 period the Company recorded non-cash stock based compensation of $52,500 and $Nil in the 2006 period as there were no stock options granted. Other notable changes in the operating expenses are: (i) Salaries increased $19,672 due to increases in staff and salary levels; (ii) General exploration increased by $55,2004 in the 2006 period mainly due to the increase in exploration activities in Peru (iii) Corporate development and investor relations increased $9,643 mainly due to the fees paid in 2006 period for public relations advisory services for completing a comprehensive communications program to introduce the Company to German-speaking financial audiences of Europe (iv) Rent increased by $10,351 due to the increase in staff and related increase rent expense allocated from the Grosso Group.

During the three months period ended March 31, 2006 the Company capitalized $13,480 of expenditures on the Mogote Property, $2,340 on the Esperanza property, $12,304 on Cocha property and $31,174 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2006 was $1,658,068, an increase of $1,135,741 from December 31, 2005. Total assets increased to $5,041,758 at March 31, 2006 from $3,843,389 at December 31, 2005. This increase is mainly due to the increase in cash balance during the period.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. During the three months ended March 31, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

The Company also received a further $716,700 from the exercises of warrants during the 2006 period.

During the three months ended March 31, 2006 the Company requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with a March 24th and March 31st, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company will continue to rely on successfully completing additional equity financing to further exploration of its existing and new properties in Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $364,930 for the three months ended March 31, 2006 compared to $272,049 for the 2005 period as a result of increases in the level of activities.

FINANCING ACTIVITIES

For the three months ended March 31, 2006, the Company received $847,200 less share issue costs of $4,735 from private placement and $716,700 from exercise of warrants compared to receipt of $907,500 less share issue costs of $61,751 from private placement and receipt of $207,700 from exercise of warrants during the 2005 period.

INVESTING ACTIVITIES

Investing  activities  required cash of $58,494  during three months ended March
31, 2006, compared to $661,849 in 2005 period, for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso group is a private company owned by the Company, IMA , Golden Arrow , Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the three months ended March 31, 2006, the Company incurred fees of $121,821 to the Grosso Group:
$100,500 was paid in three monthly payments and $21,321 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the three months ended March 31, 2006, the Company paid $21,375 (2005 - $18,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On May 1, 2006 the monthly fee increased to $7,292.

CONTRACTUAL COMMITMENTS

The Company has fulfilled its current contractual obligations to March 31, 2006 on Mogote property and intends to maintain its option requirements on the property. Subsequent to March 31, 2006, the Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote property option agreement with Golden Arrow. According to the amendment, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Amera from a third party who enters into an agreement regarding the Mogote property, will be paid to the Golden Arrow.

The Company has signed letters of intent to acquire interests in Esperanza and Cruz de Mayo properties in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's March 31, 2006 interim consolidated financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 8 of the Company's audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During 2005 the Company wrote off $225,000 of carrying value in Chubut properties representing the fair value of the shares issued upon acquisition of the properties. The Company decided to write off these properties as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities. The Company continues to hold the legal title to these properties.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2005 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. The package includes materials filed with regulatory authorities.

Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at March 31 30, 2006, there were 19,205,592 outstanding common shares and 1,504,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, there were 1,412,000 warrants outstanding, which expire on January 30, 2008, with exercise price of $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's March 31, 2006 interim consolidated financial statements.

As of May 30, 2006 there were 19,205,592 common shares, 1,504,500 stock options and 1,412,000 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 30, 2006

/s/ NIKOLAOS CACOS
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 30, 2006


/s/ ARTHUR LANG
-----------------------
Arthur Lang,
Chief Financial Officer